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                                                                     EXHIBIT 1.2

                             STOCK AGENCY AGREEMENT

                  This STOCK AGENCY AGREEMENT (this "Agreement") is made and entered into as of January 8, 2001, by and between Williams Communications Group, Inc., a Delaware corporation (the "Company"), and The Bank of New York, a New York banking corporation, as agent for the Company (the "Bank").

                  WHEREAS, pursuant to a Stock Transfer Agency Agreement, dated as of September 30, 1999 (the "Stock Transfer Agency Agreement"), by and between the Company and the Bank, the Bank performs stock transfer agency services for the Company;

                  WHEREAS, on September 19, 2000, the Company issued 5,000,000 shares of its 6.75% Redeemable Cumulative Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), with respect to which the Bank currently acts as transfer agent;

                  WHEREAS, pursuant to the Certificate of Designations relating to the Preferred Stock, the Company has the option to pay all or any part of a dividend on the shares of Preferred Stock by delivering to the transfer agent for the Preferred Stock shares of Class A common stock, par value $.01 per share (the "Common Stock"), of the Company to be sold for cash to pay dividends to holders of Preferred Stock; and

                  WHEREAS, the Company and the Bank desire to set forth the terms pursuant to which the Company will effect any such dividend payments by delivering shares of Common Stock to the Bank to be sold for cash to pay dividends to holders of Preferred Stock.

                  NOW, THEREFORE, in consideration of the mutual premises herein contained, and other good and valuable consideration, the receipt and sufficiency of which each of the parties hereby acknowledges, the Company and the Bank hereby covenant and agree as follows:

         1. Stock Issuance.

         (a) In the event that the Company desires to pay all or any part of a dividend on the Preferred Stock with shares of Common Stock, prior to the applicable dividend payment date, the Company will deliver to the Bank a number of shares of Common Stock which, when sold by the Bank, shall result in net cash proceeds


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sufficient (together with any cash payments made by the Company to the Bank for such purpose) to permit the Bank to pay the applicable dividend in cash to the holders of shares of Preferred Stock, together with instructions for the Bank to effect such sales in accordance with the terms of this Agreement, which instructions shall indicate the applicable dividend payment date, the aggregate dividend payment to be made on such date and any specific instructions regarding the manner of sale of the shares of Common Stock.

         (b) Upon receipt of such shares of Common Stock and related instructions, the Bank shall, not later than the business day next following such receipt, initiate one or more trades with respect to the sale of such shares of Common Stock in accordance with this paragraph. Such sales of Common Stock shall be made through the facilities of the New York Stock Exchange at then prevailing market prices. Such sales may be made through one or more brokers (which may be affiliated with the Bank) which may receive customary compensation in the form of fees or commissions. Not later than the business day next following the date on which any such sale is made, the Bank shall give the Company written notice of the price at which each such share is sold and any brokerage fee or commission paid in connection with such sale. The Bank is hereby authorized to issue that number of shares so sold in such denominations and registered in such names as the Bank shall determine in accordance with such sales. On or prior to the applicable dividend payment date, the Bank shall make payment of all of the cash proceeds, net of any brokers' fees or commissions, from such sales to the holders of record of Preferred Stock as of the relevant record date by mailing a check to each registered holder, payable to such registered holder, to the address of record or dividend mailing address, with respect to such holder's pro rata share of such net cash proceeds.

         (c) All shares of Common Stock delivered by the Company to the Bank pursuant to this Agreement, and the net cash proceeds from the sale of such shares, shall be held by the Bank for the exclusive benefit of the holders of Preferred Stock.

         (d) The issuance and delivery of certificates evidencing any such shares of Common Stock to the Bank, and the payment of dividends on the Preferred Stock, shall be effected in accordance with the Stock Transfer Agency Agreement and this Agreement.

         2. Termination. This Agreement shall automatically terminate when the Bank ceases to act as transfer agent for the Preferred Stock.


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         3. Successors and Assigns. This Agreement shall extend to and shall be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by either party without the prior written consent of the other party; and provided, further, that any reorganization, merger, consolidation, or sale of assets by the Bank shall not be deemed to constitute an assignment of this Agreement.

         4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, including, without limitation, Section 5-1401 of the New York General Obligations Law.

         5. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts, together, shall constitute one instrument.

         6. Amendment. This Agreement may not be amended or modified in any manner except by a written agreement duly authorized and executed by both parties.

         7. No Third Party Beneficiaries. The provisions of this Agreement are intended to benefit only the Bank, its agents, affiliates and attorneys and the Company, and no rights shall be granted to any other person by virtue of this Agreement.

         8. Stock Transfer Agency Agreement. In acting hereunder, each of the Bank and its agents and affiliates shall be entitled to all rights, benefits, privileges, protections, immunities and indemnities accorded to it in the Stock Transfer Agency Agreement, including, without limitation, the right to be indemnified and held harmless from and against any and all claims, costs, demands, expenses and liabilities (including reasonable attorney's fees and expenses), that may be incurred resulting from or arising out of its duties hereunder.


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                  IN WITNESS WHEREOF, the parties hereto have caused this
Agreement to be executed by their respective corporate officers, thereunto duly authorized, as of the day and year first above written.

                                          WILLIAMS COMMUNICATIONS GROUP, INC.


                                          By: /s/ HOWARD S. KALIKA
                                             ---------------------------------
                                             Name: Howard S. Kalika
                                             Title: Vice President and Treasurer


                                          THE BANK OF NEW YORK,
                                          as agent for the Company


                                          By:
                                             ---------------------------------
                                             Name:
                                             Title: